UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 24 November 2021

Communiqué from the Board of Directors of Orange

Following the verdict reached by the Paris Appeal Court, the Orange group’s Board of Directors met today and took note of Stéphane Richard's decision to hand over his mandate as Chairman and CEO. The Board has accepted his resignation. This will take effect once the new governance structure has been appointed and at the latest by 31 January 2022. Stéphane Richard will continue in his role until this date.

The Board of Directors wishes to underline Stéphane Richard's desire to ensure that the Group’s governance is preserved. The Board thanks him for his commitment at the helm of Orange for the past 11 years, from restoring an appeased working environment after the social crisis to the transformation of Orange into a leading multi-service operator in Europe and Africa. Stephane will have contributed significantly to the history of the Group in sometimes tumultuous times and always working in the best interests of the company.

The Board of Directors will continue the recruitment process initiated a few months ago in order to appoint and implement the new governance.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42.3 billion euros in 2020 and 137,000 employees worldwide at 30 September 2021, including 79,000 employees in France. The Group has a total customer base of 266 million customers worldwide at 30 September 2021, including 222 million mobile customers and 22 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright ; 06 78 91 35 11 ; tom.wright@orange.com

Sylvain Bruno ; 06 86 17 88 89 ; sylvain.bruno@orange.com

ORANGE

Date: November 25, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations